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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HCA Inc.

(Name of Issuer)

Voting Common Stock, $.01 par value per share

(Title of Class of Securities)

404119109

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 404119109			Page 2 of 5

1.	Name of Reporting Person: Retirement Committee of the HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. -- The Hospital Company 401(k) Retirement Program*		I.R.S. Identification Nos. of above persons (entities only):
[* The EPIC Healthcare Group, Inc. Profit Sharing Plan and the HealthTrust, Inc. -- The Hospital Company 401(k) Retirement Program were merged into the HCA 401(k) Plan at midnight on December 31, 2003.]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 21,360,454

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 21,360,454

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,360,454

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.4%

12.	Type of Reporting Person: EP

2

Item 1.

	(a)	Name of Issuer:

HCA Inc.

	(b)	Address of Issuer’s Principal Executive Offices

One Park Plaza
Nashville, Tennessee 37203

Item 2.

	(a)	Name of Person Filing

Retirement Committee (the “Retirement Committee”) of HCA 401(k) Plan, EPIC Healthcare Group, Inc. Profit Sharing Plan and HealthTrust, Inc. . — The Hospital Company 401(k) Retirement Program (collectively referred to herein as the “Plans”), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for each of the Plans. (Please note that the EPIC Healthcare Group, Inc. Profit Sharing Plan and the HealthTrust, Inc. — The Hospital Company 401(k) Retirement Program were merged into the HCA 401(k) Plan at midnight on December 31, 2003.) Actions of the Retirement Committee are taken by the vote of a majority of its members. The members of the Retirement Committee at December 31, 2003 were David G. Anderson, Paul W. Rutledge, John M. Franck II, A. Bruce Moore, Jr. and John Steele. The filing of this statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement, and such beneficial ownership is hereby disclaimed on behalf of each such individual except to the extent of any such securities which may be held on behalf of any such individual as a participant in one of the Plans.

	(b)	Address of Principal Business Office or, if none, Residence

One Park Plaza
Nashville, Tennessee 37203

	(c)	Citizenship

Not applicable.

	(d)	Title of Class of Securities

Voting Common Stock, $.01 par value per share

	(e)	CUSIP Number

404119109

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

	(a)	Amount beneficially owned as of December 31, 2003:

21,360,454

	(b)	Percent of Class:

4.4%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 21,360,454

(ii) shared power to vote or to direct the vote: 0

(ii) sole power to dispose or to direct the disposition of: 21,360,454

(iii) shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

RETIREMENT COMMITTEE OF THE HCA 401(k) PLAN, EPIC HEALTHCARE GROUP, INC. PROFIT SHARING PLAN AND HEALTHTRUST, INC. - THE HOSPITAL COMPANY 401(k) RETIREMENT PROGRAM

By:	/s/ David G. Anderson
Name:	David G. Anderson
Title:	Retirement Committee Member